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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For October 31, 2001

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                                      FORM 40-F
                    ---                                               ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

          YES                                                      NO  X
              ---                                                     ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS

This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
                                                                       Number
                                                                     ----------

1.  Press Release, dated October 30, 2001, entitled "Joint
    Acquisition of CAEMI"............................................     3
2.  Press Release, dated October 30, 2001, entitled "COPEL
    Privatization Auction"...........................................     4
3.  Press Release, dated October 31, 2001, entitled "Approval of
    Acquisition of CAEMI by the European Commission".................     5


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COMPANHIA VALE DO RIO DOCE

                                       By: /s/ Eduardo de Carvalho Duarte
                                       -----------------------------------
                                       Name:  Eduardo de Carvalho Duarte
                                       Title: Chief Accountant


Dated: October 31, 2001